UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Twitter, Inc.
(Name of Issuer)

Common Stock, par value $0.000005 per share
(Title of Class of Securities)

90184L102
(CUSIP Number)

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
c/o Kingdom Holding Company
Kingdom Centre – Floor 66
P.O. Box 1
Riyadh 11321
Kingdom of Saudi Arabia
011-966-1-211-1111

With a copy to:
Tiffany Posil
David Gibbons
Mark E. Mazo
Hogan Lovells US LLP
Columbia Square
555 Thirteenth St., NW
Washington, DC 20004
(202) 637-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

October 27, 2022 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184L102

1		NAMES OF REPORTING PERSONS

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

EXPLANATORY NOTE

This Amendment No. 1 amends the Schedule 13D (as amended, “Schedule 13D”) initially filed by the Reporting Person with the Securities and Exchange Commission on May 9, 2022 with respect to the Common Stock of the Issuer. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby supplemented to include the following information:

On October 27, 2022, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent (the “Surviving Corporation”). Parent is majority-owned and controlled by Elon R. Musk. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each share of Common Stock was converted into the right to receive $54.20 in cash, without interest.

On October 28, 2022, the Issuer notified The New York Stock Exchange (the “NYSE”) of the consummation of the Merger and requested that the NYSE delist the Common Stock on October 28, 2022. As a result, trading of the Common Stock on the NYSE was suspended prior to the opening of trading on the NYSE on October 28, 2022. The Issuer also requested that the NYSE file a notification of removal from listing and registration on Form 25 with the SEC to effect the delisting of the Common Stock from the NYSE and the deregistration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the effectiveness of the Form 25, the Reporting Person understands that the Issuer intends to file with the SEC a Form 15 requesting the termination of registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and Section 15(d) of the Exchange Act.

Immediately prior to the closing of the Merger and pursuant to the Equity Commitment Letter, the Reporting Person, directly and indirectly, contributed 34,948,975 shares of Common Stock beneficially owned by the Reporting Person to Parent in exchange for shares of common stock of Parent. As of the date hereof, the Reporting Person and Kingdom Holding Company together are the second largest investor in Parent.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows: The information set forth in Item 4 is incorporated herein by reference.

(a)-(c)
As of the date hereof, following the Merger, the Reporting Person did not directly or indirectly hold any shares of Common Stock. Through its indirect interests in Parent, the Reporting Person may be deemed to beneficially own and share the power to vote and dispose of shares of common stock of the Surviving Corporation.

(d)	Not applicable.

(e)	As of October 27, 2022, and as a result of the Merger, the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Date:    October 31, 2022

/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud